Media Alert

InfoWorld Gives DataMirror’s PointBase Micro Top Marks

World’s Leading Java Relational Database Showcased with Sony Ericsson P900 at JavaOne

JAVAONE, SAN FRANCISCO, CA - (June 30, 2004) – DataMirror® (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration solutions, today announced that its PointBase Micro™ technology scored an 8.5 out of a possible 10 in an InfoWorld review of today’s leading Java™ databases. Appearing in the June 28th issue of InfoWorld, the evaluation, which was conducted at the InfoWorld test center, highlights the flexibility, small footprint, manageability, and ease of use of PointBase Micro, DataMirror’s 100% pure Java relational database for J2ME™ and J2SE™ environments.

Customers use PointBase Micro to provide a fast, reliable, and rich client experience on smartphones and other mobile devices for enterprise applications in which security, off-line availability, and flexible synchronization are critical. InfoWorld reviewer Rick Grehan emphasized PointBase Micro’s “amazingly small” footprint; rich functionality that “excels at jamming a lot into a little”; and ease of use that makes “creating and transferring a PointBase application as easy as it gets.” PointBase Micro is an ideal solution for companies looking to migrate existing enterprise applications to the handheld. To access the full InfoWorld review, please visit http://www.infoworld.com/article/04/06/25/26TCjavadb_1.html.

The latest smartphone incorporating PointBase® mobility solutions, the Sony Ericsson P900 combines entertainment features with support for enterprise applications, offering customers a multifunctional corporate tool that boosts productivity and allows mobile professionals to be connected to corporate data, beyond e-mail, at all times. DataMirror’s PointBase technology works with other Symbian OS-based phones and, in fact, the company announced its Symbian Platinum Partner standing earlier this week. DataMirror continues to support the proliferation of smartphones by working with enterprise customers, developers, mobile phone manufacturers, and network operators globally.  For more information on related announcements, please visit http://www.datamirror.com/investors/press.aspx.

DataMirror’s PointBase enterprise mobility solutions are on display through today at the JavaOne conference in San Francisco, California. Attendees can participate in demonstrations at booth #1531.

For more information, please visit www.datamirror.com, e-mail info@datamirror.com, or call 1-800-362-5955. All media inquiries can be directed to Sarah Williams via e-mail at swilliams@brodeur.com or via telephone at 617-585-2780.

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Copyright 2004 DataMirror Mobile Solutions, Inc. PointBase and the PointBase family of related marks are the exclusive property and registered and unregistered trademarks of DataMirror Mobile Solutions, Inc. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. PointBase, the PointBase logo, DataMirror, and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. Java, J2SE, and J2ME are trademarks of Sun Microsystems, Inc. in the United States and other countries. All other products and services mentioned are trademarks of their respective companies.